

January 20, 2011

Pan American Lithium Corp.
c/o Clark Wilson LLP
800-885 West Georgia Street
Vancouver, BC V6C 3H1

> **Re:** **Pan American Lithium Corp.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **File No. 333-167277**
> **Filed January 5, 2011**

Dear Mr. Brodkey:

We have reviewed your registration statement and responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of Quarterly Results, page 36

1.   We note your response to our prior comment 3 from our letter dated December 23, 2010 and that part of your overhead expenses were used to support the development of your mineral properties and part of our management fees were used to pay for the coordination of sampling in Chile. Please further clarify what activities were conducted during the fiscal quarter ended August 31, 2010 including what is meant by your statement that the expenses were used to support the development of your mineral properties.

2.   In addition, we note your reference to your disclosure on pages 20 and 26 in your sections entitled "Laguna Verde property — Work completed at Laguna Verde" and "Laguna Brava property — Work completed at Laguna Brava," to which you reference to include the work conducted in the fiscal quarter ended August 31, 2010. We note that both section only include work conducted in April 2010, which would have been included in your fiscal quarter ended May 31, 2010. Please revise to clarify what work was conducted in your fiscal quarter ended August 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476, or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Cam McTavish
        (604) 687-6314